UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated February 27, 2025, to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, February 27, 2025

Comisión Nacional de Valores

Re.: Decision to summon Ordinary General Shareholders’ Meeting to be held on April 1st, 2025

Dear Sirs,

I am writing to you as Attorney-in-fact of Telecom Argentina S.A. (the “Company”) to inform you that the Company’s Board of Directors, in a meeting held today, resolved to summon an Ordinary General Shareholders’ Meeting to be held on April 1st, 2025, at 11:00 a.m. Buenos Aires Time on the first call, and at 12:00 p.m. Buenos Aires Time on the second call, in order to consider the increase of the maximum outstanding amount of the Medium Term Note Program for the issuance of simple Notes authorized by the Argentine Securities & Exchange Commission (Comisión Nacional de Valores, “CNV”) by Resolution No. 19,481/2018, certain amendments thereto authorized by Resolution No. 21,603/2022 and extension of its term approved by CNV’s Disposition DI 2023-12 APN GE.

The Shareholders’ Meeting will be held by personal attendance.

We will submit in due time and manner the additional documentation required by Section 4, Chapter II, Title II of the CNV Rules (N.T. 2013).

Sincerely,

Telecom Argentina S.A.

/s/Andrea V. Cerdán
Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	February 27, 2025	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations